December 8, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
ATTN: Julie Sherman, Accounting Reviewer

RE:	Home Diagnostics, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 File No. 001-33027
Dear Ms. Sherman:
     On behalf of Home Diagnostics, Inc. (“HDI,” “the Company,” “we” or “us”), and pursuant to Rule 101 of Regulation S-T promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the following supplemental information responds to comments relating to HDI’s Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Form 10-K”) made by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 24, 2009 (the “Comment Letter”). To facilitate reference, the Staff’s comments have been inserted below in italics under the topic heading.
Form 10-K for the fiscal year December 31, 2008
Notes to Consolidated Financial Statements, page 49
Summary of Significant Accounting Policies, page 49
Goodwill, page 50
1.	We note your disclosure that the test for goodwill impairment requires significant estimates and judgment about future performance, cash flows and fair value. Regarding your impairment analysis of goodwill, and in the interest of providing readers with a better insight into management’s judgments into accounting for goodwill and intangible assets, please tell us and consider disclosing the following in future filings:

The cash generating unit level at which you test goodwill for impairment and your basis for that determination.

Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

Tell us, when you are evaluating your individual reporting units for impairment, how you validate the reasonableness of the fair values determined. For example, tell us whether you received quoted market prices in active markets to validate the results in a discounted cash flow projection. In this regard, we note that FASB ASC 350-20-35 (paragraph 23 of SFAS 142) indicates that quoted market prices in active markets are the best evidence and should be used if available.

A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.
Company Response:
We respectfully advise the Staff that the cash generating unit level at which we test goodwill for impairment is at the consolidated Company level. Our basis for determining that the consolidated Company is our reporting unit for purposes of testing for goodwill impairment is that the Company has a single operating segment. HDI manufactures blood glucose monitoring systems. Each system consists of a meter and test strips. The products are proprietary; meters can only read test strips manufactured under the same brand name, and vice versa.
We respectively advise the Staff that we use a discounted cash flow (“DCF”) model to evaluate whether our goodwill is impaired. We validate that the fair values derived from our DCF model are reasonable using a market capitalization analysis. However, we rely on our DCF testing in determining whether our goodwill is impaired, as our DCF model incorporates our projections of our expected future sales and earnings growth, which are significantly impacted by our marketing strategy and initiatives. We believe that we have better information to project future cash flows and to assess the various risks of obtaining those cash flows than the general market, and therefore, we believe that our DCF model is a better measure for evaluating goodwill impairment than an assessment based on our market capitalization. Neither the testing we performed in 2008 nor in any prior period has indicated that our goodwill may be impaired.

The Company’s DCF model incorporates its projections of future sales and earnings growth, which are significantly influenced by the Company’s marketing strategy and initiatives, including its recent investment in new products and the related expansion of its manufacturing capacity, and by its consequent ability to leverage its existing selling, general and administrative infrastructure to further drive earnings growth. The Company’s DCF model also uses an estimate of terminal value.
The material assumptions that are used in the Company’s DCF model include projections of the following:
•	Revenue growth;

•	Gross profit margins, which are significantly impacted by the ratio of strip sales to meter sales, which is expected to improve in the future, and are also impacted by trends in pricing;

•	Selling, general and administrative expenses, and the ability to leverage these expenses against growing revenue;

•	Changes in mix, based on current trends and marketing strategies;

•	Working capital needs; and

•	Capital expenditures needed to maintain the Company’s current level of fixed assets.
Additional material DCF assumptions include the discount rate and the terminal value assumptions. Sensitivity analysis was performed around both of these material assumptions. HDI’s discount rate is based on the Company’s current weighted-average cost of capital (“WACC”). Sensitivity analysis was performed using a range of inputs both above and below the Company’s WACC.
We evaluated our market capitalization in order to validate the results of our DCF model using the market prices for our common stock as of various dates surrounding our year-end of December 31, 2008, both with and without a control premium. The control premium used was based on premiums paid for publicly announced merger and acquisition transactions for similar sized companies. This market analysis used various measurement points in order to assess the sensitivity of the results.
We respectfully acknowledge the Staff’s comment concerning our disclosures, and hereby advise the Staff that, in the future filings of our annual reports on Form 10-K, we will expand our discussion of our goodwill impairment testing, especially in the areas of material assumptions used, sensitivity analysis performed and the use of a market capitalization analysis for validating the results of our DCF model.
Segment Reporting, page 55
2.	We note that you have determined that the Company operates in one segment. In future filings, please revise your disclosure to include all the entity-wide disclosures required by paragraph 280-10-50-38 of FASB Accounting Standards Codification.
Company Response:
We respectfully advise the Staff that substantially all of the Company’s sales are from one product category — blood glucose monitoring systems. A “system” includes a meter and test strips. Test strips are not interchangeable between brands; a glucose test strip cannot be read by anything other than a meter of the same brand. As the Company’s products and services comprise a single product category, the Company has not disaggregated product revenue information in its filings.
We also respectfully advise the Staff that the Company believes its disclosures meet the requirements for geographic revenue reporting. We refer the Staff to the following disclosures in our 2008 Form 10-K:
•	In Note 17, Export Sales, to the consolidated financial statements (page 69), the Company disclosed the following: “Export sales, principally throughout Europe and Latin America, accounted for approximately $11.3 million (10.1% of net sales), $14.5 million (12.6% of net sales) and $14.8 million (12% of net sales) for the years ended December 31, 2006, 2007 and 2008, respectively.”

•	In Note 2, Summary of Significant Accounting Policies — Segment Reporting, of the financial statements (page 55), the Company states: “Net sales realized from the Company’s subsidiaries domiciled outside of the United States were approximately 2%, 4% and 2% of consolidated net sales for the years ended December 31, 2006, 2007 and 2008, respectively.”
The Company did not disclose geographic information for long-lived assets or deferred tax assets since these assets, in the aggregate, comprised 0.6% of the Company’s total assets, which the Company believes is immaterial to its financial position.
Further, the Company provided information about major customers on page 69 of the Company’s 2008 Form 10-K (Note 18, Significant Concentrations of Business and Credit Risk) as follows: “The Company has one customer that accounted for 15.5%, 14.7% and 15.3% of net sales for the years ended December 31, 2006, 2007 and 2008, respectively. In addition, the Company has another customer that accounted for approximately 11.9%, 12.9% and 12.1% of net sales for the years ended December 31, 2006, 2007 and 2008, respectively. At December 31, 2007 and 2008, accounts receivable included amounts owed from these customers of approximately $5.5 million and $8.5 million, respectively.” Therefore, the Company believes its disclosures meet the requirements for major customer reporting.
Item 11, Executive Compensation, page 72
3.	We refer to your disclosure under the caption “Compensation Review Process and Role of Market Data” on page 17 of the proxy statement that you have incorporated by reference into your Form 10-K. We note that your consultant uses peer group data. In future filings, identify the companies in the peer group.
Company Response:
We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that, in the future filings of our annual reports on Form 10-K or proxy statements that contain a Compensation Discussion and Analysis section, we will include the identity of the companies that comprise the peer group.
4.	Under the caption “Base Salaries” on page 18, we note the references to the “benchmarked” base salary of your chief executive officer and to your named executives officers’ compensation relative to “the market data and...to other executives.” In future filings, include an analysis of where compensation of your named executive officers fell compared to the level or range. If any of your named executive officers are compensated at levels that are materially different from the targeted level or range of, please also provide discussion and analysis as to why.
Company Response:
We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that, in the future filings of our annual reports on Form 10-K or proxy statements that contain a Compensation Discussion and Analysis section, we will expand or modify our disclosure, as may be appropriate, to include an analysis of where compensation of our named executive officers fell compared to the level or range set forth in comparative data.
5.	In future filings, replace vague disclosure with meaningful information of how base salary compensation amounts for each named executive officer were set. We note, for example, that you refer to “performance;” however, you do not explain how the factor impacted the base salary decision.
Company Response:
We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that, in the future filings of our annual reports on Form 10-K or proxy statements that contain a

Compensation Discussion and Analysis section, we will expand or modify our disclosure, as may be appropriate, to describe the methodology used to determine base salary increases for each named executive officer for such calendar year.
6.	We refer to your disclosure under the caption “Long-Term Incentives” on page 19 of the proxy statement that you have incorporated by reference into your Form 10-K. We note minimal, if any, discussion and analysis as to how the annual stock option grants were determined. In future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1) (iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.
Company Response:
We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that, in the future filings of our annual reports on Form 10-K or proxy statements that contain a Compensation Discussion and Analysis section, we will expand or modify our disclosure, as may be appropriate, to describe the methodology used to determine stock option grants for each named executive officer for such calendar year.
Certifications, Exhibit 31
7.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. Refer to Item 601 (31) of Regulation S-K.
Company Response:
We respectfully acknowledge the Staff’s comment, and hereby advise the Staff that, in future filings we will exclude the title of the certifying officer in compliance with Item 601(31) of Regulation S-K.
HDI hereby acknowledges that:
•	HDI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	HDI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any further information, please do not hesitate to contact the undersigned at (954) 332-2106 or Ronald Rubin at 954-677-9201.
Very truly yours,
Peter Ferola
General Counsel

cc:	Dennis Hult, SEC, Staff Accountant Ronald Rubin, Home Diagnostics, Inc. Kyle V. Maryanski, PriceWaterhouseCoopers, LLP.